UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        Odyssey Marine Exploration, Inc.

                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    676118102

                                 (CUSIP Number)

                                 March 10, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 16 Pages

CUSIP No. 676118102             13G                    Page 2 of 16 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG North American Opportunity Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON ** OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                    Page 3 of 16 Pages

-------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG North American Equity Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ireland
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN HARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                    Page 4 of 16 Pages

-------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG Investments plc
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ireland
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                    Page 5 of 16 Pages

-------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE ERSONS

            GLG Partners LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN
             SHARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                    Page 6 of 16 Pages

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG Partners Limited
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                    Page 7 of 16 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Noam Gottesman
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                    Page 8 of 16 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Pierre Lagrange
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN
             SHARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                    Page 9 of 16 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Philippe Jabre
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,475,300

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,475,300
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,475,300
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118103             13G                   Page 10 of 16 Pages


Item 1.

(a)  Name of Issuer

        Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

        5215 West Laurel Street
        Tampa, Florida 33607

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        GLG North American Opportunity Fund
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: Cayman Islands

        GLG North American Equity Fund
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: Ireland

        GLG Investments plc
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: Ireland

        GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: England

        GLG Partners Limited
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: England

        Noam Gottesman
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: United States

CUSIP No. 676118103             13G                   Page 11 of 16 Pages


        Pierre Lagrange
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: Belgium

        Philippe Jabre
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: France


Item 2(d)  Title of Class of Securities

        Common Stock, par value $0.0001 per share ("Common Stock")

Item 2(e)  CUSIP Number

        676118102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

CUSIP No. 676118103             13G                   Page 12 of 16 Pages


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

                As of the date hereof, each Reporting Person may be deemed the beneficial owner of (i) 2,325,000 shares of Common Stock owned by GLG North American Opportunity Fund, a Cayman Islands limited liability company ("GLG North American Opportunity Fund"), (ii) 134,000 shares of Common Stock owned by GLG North American Equity Fund, an Ireland company ("GLG North American Equity Fund") and (iii) 16,300 shares of Common Stock owned by a managed account of GLG Partners LP, an English limited partnership ("GLG Partners LP") for which GLG Partners LP has voting and dispositive discretion.

                GLG North American Equity Fund is a sub fund of GLG Investments plc, an Ireland company ("GLG Investments plc"). GLG Partners LP, an English limited partnership ("GLG Partners LP"), acts as the investment manager of GLG North American Opportunity Fund and GLG Investments plc and has voting and dispositive power over the securities held by GLG North American Opportunity Fund and GLG Investments plc. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company ("GLG Partners Limited"). The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Philippe Jabre, and as a result, each has voting and dispositive power over the securities held by GLG North American Opportunity Fund, GLG North American Equity Fund and the managed account of GLG Partners LP. GLG Partners LP, GLG Partners Limited,
Noam Gottesman Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by GLG North American Opportunity Fund, GLG North American Equity Fund and the managed account of GLG Partners LP, except for their pecuniary interest therein.

        (b) Percent of class:

                Approximately 5.99% as of the date hereof. (Based on that certain Securities Purchase Agreement, dated as of March 10, 2005, between the Company and GLG North American Opportunity Fund, there were 38,608,099 shares of Common Stock issued and outstanding as of March 10, 2005. In addition, as indicated in the Company's Current Report on Form 8-K filed on March 10, 2005, the Company concluded a private placement of 2,700,000 shares of Common Stock on March 10, 2005.)

        (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote

                    0

               (ii) Shared power to vote or to direct the vote

                    2,475,300 shares of Common Stock.

              (iii) Sole power to dispose or to direct the disposition of

CUSIP No. 676118103             13G                   Page 13 of 16 Pages


               (iv) Shared power to dispose or to direct the disposition of

                    2,475,300 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.


Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 21, 2005, by and among GLG North American Opportunity Fund, GLG North American Equity Fund, GLG Investments plc, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Phiippe Jabre.

CUSIP No. 676118103             13G                   Page 14 of 16 Pages


SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 21, 2005

GLG NORTH AMERICAN OPPORTUNITY FUND          GLG NORTH AMERICAN EQUITY FUND
By: GLG Partners LP,                         By: GLG Investments plc
as its Investment Manager                    By: GLG Partners LP,
By: GLG Partners Limited,                    as its Investment Manager
as its General Partner                       By: GLG Partners Limited,
                                             as its General Partner


/s/ Noam Gottesman                           /s/ Noam Gottesman
-------------------------------              --------------------------------
Name: Noam Gottesman                         Name: Noam Gottesman
Title: Managing Director                     Title: Managing Director


/s/ Victoria Parry                           /s/ Victoria Parry
-------------------------------              --------------------------------
Name: Victoria Parry                         Name: Victoria Parry
Title: Senior Legal Counsel                  Title: Senior Legal Counsel


GLG INVESTMENTS PLC                          GLG PARTNERS LP
By: GLG Partners LP,                         By: GLG Partners Limited,
as its Investment Manager                    as its General Partner
By: GLG Partners Limited,
as its General Partner


/s/ Noam Gottesman                           /s/ Noam Gottesman
-------------------------------              -------------------------------
Name: Noam Gottesman                         Name: Noam Gottesman
Title: Managing Director                     Title: Managing Director


/s/ Victoria Parry                           /s/ Victoria Parry
-------------------------------              -------------------------------
Title: Senior Legal Counsel                  Title: Senior Legal Counsel


GLG PARTNERS LIMITED                         NOAM GOTTESMAN


/s/ Noam Gottesman                           /s/ Noam Gottesman
-------------------------------              -------------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
-------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel


PIERRE LAGRANGE                              PHILIPPE JABRE


/s/ Pierre Lagrange                          /s/ Philippe Jabre
-------------------------------              ----------------------------

CUSIP No. 676118103             13G                   Page 15 of 16 Pages


                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.0001 par value, of Odyssey Marine Exploration, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of March 21, 2005

GLG NORTH AMERICAN OPPORTUNITY FUND        GLG NORTH AMERICAN EQUITY FUND
By: GLG Partners LP,                       By: GLG Investments plc
as its Investment Manager                  By: GLG Partners LP,
By: GLG Partners Limited,                  as its Investment Manager
as its General Partner                     By: GLG Partners Limited,
                                           as its General Partner

/s/ Noam Gottesman                         /s/ Noam Gottesman
-------------------------------            ----------------------------
Name: Noam Gottesman                       Name: Noam Gottesman
Title: Managing Director                   Title: Managing Director


/s/ Victoria Parry                         /s/ Victoria Parry
-------------------------------            ----------------------------
Name: Victoria Parry                       Name: Victoria Parry
Title: Senior Legal Counsel                Title: Senior Legal Counsel


GLG INVESTMENTS PLC                        GLG PARTNERS LP
By: GLG Partners LP,                       By: GLG Partners Limited,
as its Investment Manager                  as its General Partner
By: GLG Partners Limited,
as its General Partner

/s/ Noam Gottesman                         /s/ Noam Gottesman
-------------------------------            ----------------------------
Name: Noam Gottesman                       Name: Noam Gottesman
Title: Managing Director                   Title: Managing Director


/s/ Victoria Parry                         /s/ Victoria Parry
-------------------------------            ----------------------------
Name: Victoria Parry                       Name: Victoria Parry
Title: Senior Legal Counsel                Title: Senior Legal Counsel


GLG PARTNERS LIMITED                       NOAM GOTTESMAN


/s/ Noam Gottesman                         /s/ Noam Gottesman
-------------------------------            ----------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
-------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

CUSIP No. 676118103             13G                   Page 16 of 16 Pages


PIERRE LAGRANGE                            PHILIPPE JABRE


/s/ Pierre Lagrange                        /s/ Philippe Jabre
-------------------------------            ----------------------------